SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT NO. 2)

(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Great Plains Ethanol, LLC

(Name of Issuer)

Great Plains Ethanol, LLC

(Name of Person(s) Filing Statement)

Class A Member Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Sarah M. Bernstein	Chris Lent
Barack Ferrazzano Kirschbaum &	Woods, Fuller, Shultz & Smith P.C.
Nagelberg LLP	300 S. Phillips Ave.
200 W. Madison St., Suite 3900	P.O. Box 5027
Chicago, Illinois 60606	Sioux Falls, SD 57117-5027
(312) 984-3100	(605) 336-3890

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.     ☐        The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.     ☐        The filing of a registration statement under the Securities Act of 1933.

c.     ☐        A tender offer.

d.     ☒       None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$14,063,216	$552.68

*              For purposes of calculating the fee only.  Estimated transaction valuation is based on the book value per Class A member unit ($20,264) to be exchanged in the reclassification transaction for Class E member units.  The estimated transaction valuation is equal to the product obtained by multiplying (A) ($20,264) by (B) the estimated total number of Class A member units (694) owned by all Class A members of record who hold 2 or fewer Class A member units in each member’s account immediately prior to the effective time of the reclassification transaction to which this Rule 13e-3 Transaction Statement relates.

**           Determined pursuant to Rule 0-11(b)(1) as the product of (a) $14,063,216 multiplied by (b) .00003930.

☒           Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $552.68		Filing Party:	Great Plains Ethanol, LLC

Form or Registration No.:	Schedule 13E-3	Date Filed:	July 18, 2008
File No. 005-84106

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Great Plains Ethanol, LLC (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Amendment No. 2 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the results of the Rule 13e-3 transaction subject to this Schedule 13E-3 Transaction Statement.

On October 10, 2008, the Company entered into its Sixth Amended and Restated Operating Agreement (the “Sixth A&R Operating Agreement”).  As a result of the execution of the Sixth A&R Operating Agreement, the reclassification (the “Reclassification”) of the Company’s Class A Member Units became effective.  In the Reclassification, each Class A Member Unit held by record holders of two or fewer Class A Member Units was reclassified on the basis of one Class E Member Unit for each Class A Member Unit held as of the close of business on October 9, 2008.  Class A Member Units held by record holders of more than two Class A Member Units were unaffected by the Reclassification and remain outstanding.

The Reclassification has reduced the number of record holders of Class A Member Units to less than 300, enabling the Company to terminate its registration and suspend its reporting obligations with the Securities and Exchange Commission. The Company expects to file a Form 15 with the Securities and Exchange Commission to cease reporting as a public company as soon as practicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2008
GREAT PLAINS ETHANOL, LLC

	By:	/s/ Rick Serie
	Name:	Rick Serie
	Title:	Chief Executive Officer